Exhibit 12.1

HIGHWOODS PROPERTIES, INC.
RATIO OF EARNINGS TO FIXED CHARGES AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
PREFERRED STOCK DIVIDENDS

Six Months Ended June 30, 2013
Earnings:
Income from continuing operations before equity in earnings of unconsolidated affiliates	$28,051
Fixed charges	49,532
Capitalized interest	(1,136)
Distributions of earnings from unconsolidated affiliates	2,827
Total earnings	$79,274

Fixed charges and Preferred Stock dividends:
Contractual interest expense	$45,196
Amortization of deferred financing costs	1,897
Financing obligations interest expense	61
Capitalized interest	1,136
Interest component of rental expense	1,242
Total fixed charges	49,532
Preferred Stock dividends	1,254
Total fixed charges and Preferred Stock dividends	$50,786

Ratio of earnings to fixed charges	1.60
Ratio of earnings to combined fixed charges and Preferred Stock dividends	1.56